Exhibit 12-1

ENERGY EAST CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Calendar Year

(Thousands)	2006	2005	2004	2003	2002

Income From Continuing Operations	$259,832	$256,833	$237,621	$208,490	$189,929
Add:
Income tax	155,255	169,997	251,445	128,663	100,277

Pretax Income from Continuing Operations	415,087	426,830	489,066	337,153	290,206
Fixed Charges	315,594	297,734	289,846	312,473	297,284

Earnings, as defined	$730,681	$724,564	$778,912	$649,626	$587,490

Fixed Charges:
Interest charges, net(1)	$308,824	$288,897	$276,890	$284,482	$256,161
Interest portion of rental charges	5,026	6,607	5,880	6,409	7,334
Earnings required to cover preferred stock dividends of subsidiaries(2)	1,744	2,230	7,076	21,582	33,789

Fixed Charges, as defined	$315,594	$297,734	$289,846	$312,473	$297,284

Ratio of Earnings to Fixed Charges(3)	2.32	2.43	2.69	2.08	1.98

(1)  Includes interest on long-term debt, other interest, and amortization of premium and discount on debt.
(2)  Preferred stock dividends of subsidiaries have been adjusted to a pretax basis.
(3)  The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose, earnings means income from continuing operations before income taxes and fixed charges. Fixed charges means all interest charges, the interest component of rentals, and preferred stock dividends of subsidiaries.